

July 3, 2008

Via Facsimile (408) 349-3510 and U.S. Mail

Michael J. Callahan, Esq.
Executive Vice President and General Counsel
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

RE: Yahoo! Inc.
     Additional Definitive Soliciting Materials
     Filed June 30, 2008
     File No. 000-28018

Dear Mr. Callahan:

 We have reviewed the Yahoo! Presentation to Stockholders filed on June 30, 2008 and have the following comments.

1. We note the statement on page 6 that large stockholders urged your Board to negotiate for a higher price from Microsoft. Please provide us with additional supportive background relating to these conversations including the timing of the conversations and the names of these stockholders.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following statements:

    - Your belief that "not more than $750 million of costs savings are achievable from a sale of Yahoo!'s search assets" (page 9);

    - Your belief that "Microsoft's proposal would not provide value in excess of $33 per share" (page 10); and

    - Your assertion that cancelling your change in control severance plan "would have a destabilizing impact" (page 27). In addition, please confirm that you will include the basis for this statement if used in future soliciting materials.

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (202) 383-5414
        Robert Plesnarski, Esq.
        O'Melveny & Myers LLP
        Telephone: (202) 383-5149